FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated April 25, 2019, announcing the differences between subsidiary’s non-consolidated financial results for fiscal 2018 and the previous results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: April 25, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

April 25, 2019

Company Name	:	Nippon Steel Corporation
Representative	:	Eiji Hashimoto
Representative Director and President
Stock listing	:	First Section of Tokyo Stock Exchange, and
Nagoya, Fukuoka and Sapporo Stock Exchanges
Code Number	:	5401
Contact	:	Public Relations Center, General Administration Div.
Telephone	:	+81-3-6867-2135

Announcement Regarding Differences between Subsidiary’s Non-Consolidated Financial Results for

Fiscal 2018 and the Previous Results

Today, Osaka Steel Co., Ltd., a subsidiary of Nippon Steel Corporation, announced the differences between the non-consolidated financial results for fiscal 2018 and the previous results, as per the attachment.

Attachment

April 25, 2019

Company name:	Osaka Steel Co., Ltd.
Representative:	Masaki Iwasaki, President
Code number:	5449 (First Section of Tokyo Stock Exchange)
Contact:	Kiyofumi Yamashita,
General Manager, Accounting & Finance Div.
Telephone:	+81-6-6204-0163
URL:	https://www.osaka-seitetu.co.jp/en/index.html

Notice Concerning Differences between Non-Consolidated Financial Results for

Fiscal 2018 and the Previous Results

Osaka Steel Co., Ltd. hereby announces the differences between the non-consolidated financial results for fiscal 2018 ended March 31, 2019 and the previous results for fiscal 2017 ended March 31, 2018.

Differences between the Non-Consolidated Financial Results for Fiscal 2018 (April 1, 2018 - March 31, 2019) and the Previous Results

	Net sales (million yen)	Operating profit (million yen)	Ordinary profit (million yen)	Net Profit (million yen)	Earnings per share (yen)
Results for fiscal 2017 ended March 31, 2018 (A)	58,206	6,532	6,598	4,636	119.12
Results for fiscal 2018 ended March 31, 2019 (B)	64,287	6,979	7,329	5,067	130.20
Increase/Decrease (B - A)	6,081	447	731	431	—
Change (%)	10.4	6.8	11.1	9.3	—

Reasons for the Differences

The net sales for fiscal 2018 increases to the previous results due to sales prices staying higher than those for the previous year.